SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Kforce Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

493732 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 493732 10 1	Page 2 of 4

NAME OF REPORTING PERSON Richard M. Cocchiaro I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,162,125
	6	SHARED VOTING POWER 113,883
	7	SOLE DISPOSITIVE POWER 1,657,891
	8	SHARED DISPOSITIVE POWER 618,117
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,276,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 493732 10 1	Page 3 of 4

Item 1.	(a)	Name of Issuer:

Kforce Inc., a Florida corporation

	(b)	Address of Issuer’s Principal Executive Offices:

1001 East Palm Avenue, Tampa, Florida 33605

Item 2.	(a)	Name of Person Filing:

Richard M. Cocchiaro

	(b)	Address of Principal Business Office:

1001 East Palm Avenue, Tampa, Florida 33605

	(c)	Citizenship:

U.S.A.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01

	(e)	CUSIP Number:

493732 10 1

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

	(a)	Amount Beneficially Owned (describe):

Of the 2,276,008 shares reported pursuant to this Schedule 13G: (i) 1,657,891 shares are held directly; (ii) 493,645 shares are held in the David L. Dunkel 1999 Irrevocable Children’s Trust and 10,589 shares are held in the David L. Dunkel 2003 Relatives’ Trust, over which Mr. Cocchiaro has sole voting power and shared dispositive power; (iii) 4,575 shares are held by Mr. Cocchiaro’s children, over which Mr. Cocchiaro has shared voting and dispositive power; (iv) 19,000 shares are held by Mr. Cocchiaro’s spouse, over which Mr. Cocchiaro has shared voting and dispositive power; (v) 34,845 shares held by Mr. Cocchiaro’s mother, over which Mr. Cocchiaro has shared voting and dispositive power; and (vi) 55,463 shares are held by the Cocchiaro Family Foundation, over which Mr. Cocchiaro has shared voting and dispositive power.

	(b)	Percent of Class:

6.0%, based on 37,869,878 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2011.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

2,162,125

(ii) Shared power to vote or to direct the vote:

113,883

(iii) Sole power to dispose or to direct the disposition of:

1,657,891

(iv) Shared power to dispose or to direct the disposition of:

618,117

CUSIP No. 493732 10 1	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of Group

N/A

Item 9.	Notice of Dissolution of the Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

By:	/s/ Richard M. Cocchiaro
Richard M. Cocchiaro